BlackRock MuniHoldings New Jersey Quality Fund, Inc.
File No. 811-08621
Item No. 77Q1(d) (Copies of All Constituent Instruments Referred to in Sub-Item 77I) -- Attachment

A copy of an amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of BlackRock MuniHoldings New Jersey Quality Fund, Inc.’s Series W-7 Variable Rate Muni Term Preferred Shares is attached under Sub-Item 77Q1(a).

663889.01-BOSSR01A - MSW